COHEN & STEERS GLOBAL INCOME BUILDER, INC.
C/O COHEN & STEERS CAPITAL MANAGEMENT, INC.
280 PARK AVENUE
NEW YORK, NEW YORK 10017

July 24, 2007

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Keith A. O'Connell, Esq.

Re:	Cohen & Steers Global Income Builder, Inc. (the "Fund") Registration Statement on Form N-2 (File Nos. 333-142300; 811-22057)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Registration Statement to as soon as may be practicable on July 26, 2007.

The request of the representative of the underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated, for acceleration and certain information regarding distribution of the Preliminary Prospectus, dated July 24, 2007, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS GLOBAL INCOME BUILDER, INC.

By:	/s/ John E. McLean
Name: John E. McLean Title: Secretary

[ICON] MERRILL LYNCH	Global Markets & Investment Banking 4 World Financial Center – 5th Floor New York, New York 10080 212-449-6500

July 24, 2007

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Keith O'Connell
Via Facsimile:  202-551-6945

Re:	Cohen & Steers Global Income Builder, Inc. (the "Fund") Form N-2 Registration Statement No. 333-142300 Investment Company Act File No. 811-22057

Dear Mr. O'Connell:

           Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on June 22, 2007 and the Preliminary Prospectus dated June 21, 2007, began on June 22, 2007 and is expected to conclude at approximately 5:00 p.m., New York City time, on July 26, 2007, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 125,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

           In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective as soon as possible on July 26, 2007, or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

On behalf of the several Underwriters

By:  MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Richard A. Diaz
Name:  Richard A. Diaz
Title: Authorized Signatory

STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

July 24, 2007

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Keith A. O'Connell, Esq.

Re:	Cohen & Steers Global Income Builder, Inc. (the "Fund") Registration Statement on Form N-2 (File Nos. 333-142300; 811-22057) (the "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities and Exchange Act of 1934, as amended (the "1934 Act"), on behalf of the Fund, we hereby request the acceleration of the effective date of the Registration Statement on Form 8-A (the "Form 8-A") of the Fund filed with the Securities and Exchange Commission (the "Commission") on June 13, 2007 (File No. 001-33539) so that it will become effective simultaneously with the effectiveness of the Fund's Registration Statement; provided, that prior to such time the Commission has received certification from the New York Stock Exchange, Inc. pursuant to Section 12(d) of the 1934 Act, that the shares of the Fund's common stock registered under the Form 8-A has been approved for listing.

The reason for such request is that acceleration appears appropriate, in the public interest and for the protection of investors.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

cc:  New York Stock Exchange, Inc.